The Absence of Violet

THE ABSENCE OF VIOLET — THE MOVIE

Invest in the Next Great Adventure Mystery Feature Film about Social Disconnection

OVERVIEW DETAILS POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

Regular Updates

Founders have a strong track record of investor updates.



1. FAN-FIRST MODEL: Potential to recoup 125% of principal plus pro-rata share of 50% of the backend.
2. ALIGNMENT: Invest alongside experienced film financiers with EXACT SAME ROI terms.



3 — We have combined 50+ years of experience, worked on 170+ projects, been accepted into 100+ festivals

4 — BUCKET LIST PERKS: producer credits, set visits, premiere tickets, production updates & more.

5 — COMMERCIAL: adventure & mystery are popular content genres with high demand

6 — SUPPORT INDIE FILM — help artists create a film shot 100% in Washington State

7 — Screenplay has received raving reviews including from Nicholls Fellowship & Screencraft

8 — SOCIETAL TRENDS: Explores the impact of loneliness affecting up to 25% of U.S. adults

Featured Investor



John Uehlin
Invested $25,000 ⓘ

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Syndicate Lead
John Uehlin is a PNW native and expert in microelectronic design. His passions include stage theatre and sustainable outdoorsmanship.

"We invested because we believe in Jack Chakerian's creative vision. Jack has been a trusted family friend for decades, and we are excited to help with this next chapter. His commitment to the craft shines through his previous films.
In the current investment landscape, it is difficult to find ventures that you can be confident in and feel good about at the same time. I personally think this is an exceptional opportunity to invest in a powerhouse team with a script that is bound to resonate with our increasingly lonely society."

Team



Jack Chakerian Writer-Director

Seattle-based multi-award winning writer, director and editor who has previously created narrative work in animation and live-action, both in the US and overseas. His most recent work includes includes TRASH WHISPERER, BENCH OCTOBER, and TONIGHT WE DANCE.

jackchakerian.com



Sean Patrick Burke Producer

Produced Sundance winner AS YOU ARE and EP'd box office hit SUPER TROOPERS 2. Raised equity for A VIOLENT SEPARATION (Alycia Debnam-Carey), produced QUICKSAND and DIE LIKE A MAN, while developing multiple TV projects with his company 2:22 pictures.



Emily Sheehan Executive Producer

As of 2025, wrapped ANY DAY NOW, BEFORE A WEDDING, and Tribeca premiere THE EVERYTHING POT (Lisa Edelstein). Her feature FREIGHT earned recognition from AFF & PAGE. Past film & TV work includes THE DROPOUT, UTOPIA, WATCHMEN & CASTLE ROCK (Amazon & HBO).



Alexis Allen-Winter Casting Director

LA-based casting director known for attaching top-tier talent to elevate projects for financing and distribution. Her credits include ENDER'S GAME, THE NUN, LEGION, and IRON FIST.



Albert G. Casademunt Director of Photography

Shot over 50 diverse productions, including award-winning narrative films, documentaries, and commercials. Recently served as DoP for the 2nd Unit of Movistar+ series THE MESSIAH and the upcoming feature WHO WANTS TO MARRY AN ASTRONAUT.



Tyson Heriot Composer

A seasoned composer and musician in the PNW with a rich background in film scoring, music production, and performance. He has scored multiple films, played in acclaimed bands, and brings years of mastery in songwriting & recording.

STORY

March 2026 UPDATE: After a successful first round and conditional state funding, we're still open to investment to close the final gap in our budget. To connect with the production and crew, email **jack@theabsenceofviolet.com**

We've grown to expect **instant answers.**

But some questions never get answers. **What if you never get the closure you need?**

We live in a **loneliness epidemic** as dangerous as smoking 15 cigarettes a day. For many it's unclear how to move forward.

The ABSENCE OF VIOLET touches on mental health, how **disconnection shapes our lives**, and how connection **can literally save them.**

It embraces **the beauty of the unknown** and finding meaning in **incompleteness itself.**



Logline

When three misfits mysteriously receive letters from their long-vanished friend, they have five days to find her or lose her forever.

Synopsis



Alvin, a world-weary photographer who is losing his sight; Lily, a perfectionist suppressing guilt; and Jay, a self-destructive drifter—each get a cryptic letter from Violet (respectively their ex, sister, and best-friend) who vanished seven years ago. They reunite in their hometown to meet her. But Violet doesn't appear.

(cont)

They reluctantly work together to follow her trail—from a childhood hangout, to an old sawmill, and eventually an abandoned island—all while jumping between past-day memories of Violet, and present-day reveals that raise tensions between them: a disturbing moment Jay had with Violet's dad, Lily's withholding of secrets that tore Violet and Alvin apart, and Alvin's growing, unexplainable dread.

Characters



Alvin (26)

A photographer who is losing his vision. He is Introspective, awkward, and clinging to memories of his ex Violet and the mystery of why she left him.

[seeking known for as lead]

Lily (28)

A guarded, isolated perfectionist who feels trapped in her hometown, and abandoned by her sister, Violet, who has disappeared.

[budget assumes top LA-based talent]

Jay (26)

An impulsive party-animal haunted by the unresolved disappearance of his best friend, Violet, and the guilt of their last meeting.

[budget assumes top LA-based talent]



Washington

The Absence of Violet is a love letter to the mysterious, enigmatic atmosphere that defines our PNW.

The film is not just set in Washington, it's soaking in it: our evergreen forests, rocky beaches, rainy streets, misty islands, there's the old cabin, the sawmill, the waterfront town, adventure, and journey both external and internal.

Washington State deserves a masterpiece. We have so much raw beauty here that goes underrepresented in the film world, especially the drama/mystery genre. This will be the first feature film in this genre shot 100% in Washington state.

CINEMATOGRAPHY





Grounded in reality but surreal, leaning into the dreamy unknown.

Aesthetic



Present
***2.39 aspect ratio**
-greens, blues, and grays of the PNW
-characters isolated in their environments
-Shot digitally, crisp

Ref: BURNING (2018)

Past
*** 4:3 aspect ratio**
-warm colors, nostalgic
-Violet's face never fully shown
-Shot digitally, with grain added in post for filmic, nostalgic look

Ref: A GHOST STORY (2017)

Tonal Comps



"A QUIETLY RIVETING STUNNER"
BURNING

Unresolvable mystery driving characters to the edge

THE VIRGIN SUICIDES

Nostalgia, memories, and conflicts of mental health

All that we see or seem
Is but a dream within a dream
—EDGAR ALLAN POE
DIRECTOR'S CUT
Newly remastered
in Dolby Stereo
Picnic at Hanging Rock
A film by PETER WEIR

An unexplained disappearance of a girl affecting others

THE MILESTONE CINEMATHEQUE
Maborosi
a film by Hirokazu Kore-eda

A woman deals with loss and the impossibility of closure

An absent central character, obsessive search for truth, grounded in reality but with a surreal, dreamy tone

Festival Feedback



"Great set-up for a mysterious drama... The characters all have unique voices and the chemistry between Alvin and Lily led to a yo-yo of sexual tension throughout. The writing does a strong job of setting up plants and payoffs... The main plot twists all felt surprising.""

-NICHOLL FELLOWSHIPS

"A compelling mystery that certainly offers a roller coaster of emotions with both its heartwarming and heartbreaking moments... Due to the original setting and unique cast, the project also covers new narrative ground, allowing it to stand out before its successful predecssors and the current competitors within the category that delve into the mystery subgenre."

-SCREENCRAFT

FINANCIAL PLAN

Our minimum goal is **695k** to begin production, capping at **870k** to cover publicity and the wefunder platform fee of 7.9%: this maximum budget is directed towards not only delivering the highest production value, but also ensuring the film gets proper distribution so it is **as profitable as possible.**

Funds raised by investors are held safe by Wefunder. Upon a successful raise, funds will be released and protected by TAOV FILM LLC.

Budget

Producer's Unit	78,000	Production Staff	46,300	Editorial + Projection + VFX	31,000	Total Atl	228,000
Cast + Travel + Accomodations	140,000	Casting + Extra Talent	16,000	Sound Post	13,890	Total Btl	310,400
		Set Operations/Grip	24,000	Music	10,000	Total Post	65,890
		Art Dept ,Set Dressing, Props, Wardrobe	57,830	Color	11,000	Legal & Insurance	70,100
		Hair & Makeup	12,200			Contingency (3%)	20,232
		Camera & Lighting	50,250			Total	694,622
		Production Sound	12,600	Insurance	22,800		
		Transportation	18,780	Legal	35,400		
		Location	42,100	General Expenses	11,900		
		Production Film & Lab	8,640				
		Overtime	11,300				
		BTL Travel + Accomodations	20,400				

Shooting in **Washington** provides highly competitive **tax incentives** plus up to **~$250K soft equity**, enabling us to make a **$1M budget** film for just ~$750K!



Production Timeline
4.2025
8.2025
10.2025
11.2025
11.2026
Production
16 weeks
Finance $390k minimum to begin production.
Preproduction
8 weeks
All elements of Production Planning, Casting & Crew hire, Location/Tech Scouting, Rehearsals, etc.
Principal Photography
4 weeks
All aspects of physical production
Post Production
13 weeks
Editorial up to Picture Lock
7 weeks
Colour, Score, Sound, Mastering
Distribution
Hire publicist, exposure, news outlets, festival premieres, Secure distributor, disperse first profits to investors (125% + 50 % Net)
full production schedule available upon request

Forward-looking statements are not guaranteed.

HOW DOES THE FILM MAKE MONEY?

Films like ours have the potential to generate revenue through various **distribution channels**, such as **theatrical releases, DVD/Blu-Ray sales, Video On Demand (VOD), streaming platforms**, and other outlets. The distribution strategy can differ from one film to another—some may follow a traditional release approach, encompassing theaters, physical media, VOD, and streaming services, while others might opt for a more direct approach, launching straight onto platforms like **Netflix, AppleTV, or Roku.**

For this project, our goal is to **license the film** to one or more distributors, who will handle the distribution within specific regions (e.g. USA/Canada or UK/Ireland) for an agreed-upon period (such as 10 years). The distributor's role is to maximize the revenue potential of the film. In exchange, they retain a percentage of the earnings, covering their promotional expenses, before

passing the remaining revenue on to us.

HOW IS THE MONEY DISTRIBUTED?

All film revenue is collected by a third-party Collection Account Manager (CAM), who is responsible for distributing it to stakeholders based on the agreed-upon **waterfall structure.**

Revenue is distributed in the following order:

1. First any third-party expenses (e.g. **distribution fees**), fees (e.g. to the CAM) or other costs that must be deducted before revenue can be passed on to stakeholders.

2. Next, any outstanding debt or deferred payments from the production.

3. Then **equity investors** (that's you!) are paid until they've received 125% of their original investment (130% for Early Bird Investors).

4. Only after that, the remaining funds are distributed **pro-rata, pari passu** (if your investment covers 10% of the budget, you receive 10% from the investor's pool), with 50% going to investors who financed the film and 50% going to the producers and those responsible for creating it.

As stated in the "Risk and Reward" section, there is no guarantee a film will generate extraordinary ROI for investors, so it's important to only invest what feels comfortable. That said, some independent films **achieve extraordinary ROI!** Regardless of the outcome, investing in a film can be a thrilling experience, offering unique opportunities and access to bucket-list moments (see the perks below!).

We're taking every step possible to position this film for success. If you're ready to embrace the risk and join us on this exciting journey, we'd love to have you on board!

Distribution & CAM   Film Distribution Waterfall



Debt & Deferred Fees

Investors
(125% original investment)

50% to investors (proportionate to their investment) –› 50% to filmmakers

RISK VS. REWARD

Film is a **hit-driven business**, which means there's no guaranteed formula for success. Some small-budget films have broken out in a massive way, but many struggle to secure distribution at all, which is why you should never invest money you can't afford to lose.

That said, while every film is a roll of the dice, we believe there are ways to **influence the odds:**

- **Keeping the budget low.** Every dollar spent on production generally requires **$2-$3 in revenue to break even.** By keeping THE ABSENCE OF VIOLET's budget under **$650,000**, we minimize risk and increase our chances of profitability.

- **Recognizable & top indie talent.** While driven by its atmosphere, mystery, and emotional depth, attaching a **recognizable face** can also increase the film's **visibility and marketability.** We are actively pursuing **established talent for Alvin's role** while ensuring that Lily and Jay are played by experienced indie actors who bring authenticity and depth to the story.

- **Festival & streaming-friendly genre crossover.** This film blends **mystery, drama, thriller,** and **adventure,** making it a fit for major **indie**

distributors (Utopia, Magnolia, IFC) and streamers looking for engaging, slow-burn mysteries, while attracting both arthouse and mainstream audiences, giving TAOV **broad appeal.**

- **Themes that resonate in today's world.** *TAOV* taps into **grief, loneliness, and the search for meaning, universal emotions** that make films like BURNING and PAST LIVES so successful.

With risk comes **potential reward.** We believe THE ABSENCE OF VIOLET has **all the elements of a breakout indie success**—a compelling mystery, a cinematic setting, and an emotional core that will resonate with audiences.

If you understand the risks and want to join us in bringing this film to life, we'd love to have you on board.

ONCE IN A LIFETIME PERKS

An investment in THE ABSENCE OF VIOLET not only holds the potential for financial upside, but also exclusive, once-in-a-lifetime perks and experiences.



You helped us make it, now your name is part of cinematic history.

- Your name in the credits + inner circle updates

- Writer/director will reach out and thank you individually



You're amazing, and we're telling the world! We'll make sure everyone knows you're a true indie film champion.

- **Shout out on TAOV's social media platforms (Instagram, Facebook)**

- Your name in the credits + inner circle updates

- Writer/director will reach out and thank you individually

$5,000+ — SIGNED SCRIPT + SPECIAL THANKS

You get our *special* thanks — in writing and on a prime spot on screen. Just for you, we'll also throw in the shootings script, signed.

- **Annotated copy of the shooting script signed by the writer/director**

- **Specialized thank-you card from the team** + inner circle updates

- "Special thanks to" in the credits

- Shout out on TAOV's social media platforms (Instagram, Facebook)

$10,000+ — POSTER & PROP

Own a literal piece of the movie, from the signatures of the cast to a prop that lived on screen.

- **Limited edition poster signed by the main cast and writer/director**

- **One-of-a-kind prop following the release of the movie**

- Annotated copy of the shooting script signed by the writer/director

- Specialized thank-you card from the team + inner circle updates

- "Special thanks to" in the credits

- Shout out on TAOV's social media platforms (Instagram, Facebook)

$25,000+ — VISIT SET + ASSOCIATE PRODUCER

Experience the magic firsthand and meet the team that you're a part of now, with IMDb proof.

- "Associate producer" — on screen and IMDb

- **1-day visit to the set (travel/lodging not included)**

- Limited edition poster signed by the main cast and writer/director

- One-of-a-kind prop following the release of the movie

- Annotated copy of the shooting script signed by the writer/director

- Specialized thank-you card from the team + inner circle updates

- Shout out on TAOV's social media platforms (Instagram, Facebook)

$35,000 + — PREMIER TICKET + CO-PRODUCER

Boom! You're Co-Producer, and invited to the secret cast & crew screening where you can nod knowingly at the screen and say "we really did it".

- A "Co-Producer" credit — on screen and IMDb

- **Invitation to a cast & crew screening (travel/lodging not included)**

- 1-day visit to the set (travel/lodging not included)

- Limited edition poster signed by the main cast and writer/director

- One-of-a-kind prop following the release of the movie

- Annotated copy of the shooting script signed by the writer/director

- Specialized thank-you card from the team + inner circle updates

- Shout out on TAOV's social media platforms (Instagram, Facebook)

$50,000 + — RED CARPET VIP & MORE + EXECUTIVE PRODUCER

The red carpet is calling—VIP treatment at screenings, a second day at set to keep us in line, *and* all of the above perks combined, Basically, you're

Hollywood now.

- **An "Executive Producer" credit — on screen, IMDb, and the movie poster.**
- **Your company Logo or favorite image in credits**
- **VIP access to wrap party, cast & crew screening & Regional Premiere of your choice (travel/lodging not included)**
- **2-day visit to the set (travel/lodging not included)**
- Limited edition poster signed by the main cast and writer/director
- One-of-a-kind prop following the release of the movie
- Annotated copy of the shooting script signed by the writer/director
- Specialized thank-you card from the team + inner circle updates
- “Special thanks to” in the credits
- Shout out on TAOV’s social media platforms (Instagram, Facebook)

ABOUT US









susurrador de basura
a Jack Chakerian film
Bench, October
TONIGHT WE DANCE
WINNER - BEST FILM
Blacksphere festival
2021
OFFICIAL SELECTION
Tacoma Film Festival
2023
OFFICIAL SELECTION
Emberlight International Film Festival
2023
OFFICIAL SELECTION
Barcelona Indie Awards
2023

Jack Chakerian is a Seattle-based multi-award winning writer, director and editor who has previously created narrative and commercial work in animation and live-action, both in the US and overseas.

His most recent work, which has screened at festivals internationally, includes RARE BIRD (2020), TRASH WHISPERER (2023), BENCH OCTOBER (2023), *and* TONIGHT WE DANCE (2025).



Sean Patrick Burke produced AS YOU ARE that had its domestic release in the American Drama competition at the Sundance Film Festival, where it won a Special Jury Prize Award for its excellence. It had its international premiere at the San Sebastian Film Festival. AS YOU ARE is available on Amazon Prime currently.

Sean is an Executive Producer on SUPER TROOPERS 2 which opened in theaters April 20, 2018, to a $15.7 Million opening weekend and a total of $32 Million in Box Office receipts + $8 Million in VOD sales to date. Sean's investors received 200% back on their investment.

He successfully raised equity for A VIOLENT SEPARATION (starring Brenton Thwaites & Alycia Debnam-Carey). In 2023, Sean produced the feature QUICKSAND. With Altitude Film Sales on board, they recently sold multiple territories and their investors have recouped their 120% ROI plus additional profit. Then he

Two Twenty-Two Pictures closed financing on and shot the feature film DIE LIKE A MAN in Los Angeles. It was released worldwide through Gravitas Ventures.

Sean and Two Twenty-Two Pictures currently have seven television series ready to take off. They are working with some great collaborators including the Neese brothers (UMBRELLA ACADEMY, UNREAL, CRUEL SUMMER

the Neese brothers (UMBRELLA ACADEMY, UNREAL, CRUEL SUMMER, HORIZONS), Judy Greer, and Shaz Bennett.

















ANY DAY NOW

DAY
BEFORE
A
WEDDING
Starring
Bryan Sih

Emily Sheehan is an award-winning producer/writer/director multi-hyphenate who has showcased her work internationally. As of 2025, she wrapped up producing three independent, narrative feature films, THE EVERYTHING POT (ULB, 2023 Los Angeles, CA), ANY DAY NOW (Tier 0, Boston MA 2022), and BEFORE A WEDDING (ULB, Boston MA, 2023). THE EVERYTHING POT, starring Lisa Edelstein, Gina Torres and James Wolk premiered at the Tribeca Film Festival in 2024.

Recently, her feature film FREIGHT was recognized by the Austin Film Festival (twice), Screencraft, Scriptation and the PAGE Awards. Her previous film & television projects have included THE DROPOUT, UTOPIA, WATCHMEN and CASTLE ROCK. Over the years, she has developed multiple commercial brand packages with high profile clients including Margaritaville, Pebblebrook Hotel Trust and Noelle Floyd.

















¿QUIÉN QUIERE CASARSE CON UN
ASTRONAUTA?

Honrarás a tu madre.
la Mesías
de Javier Ambrossi y Javier Calvo

THE STRANDED

Albert G. Casademunt is a cinematographer originally from Barcelona, Spain. With over 50 diverse productions under his belt, he has made significant contributions to narrative films, documentaries, and advertisements. Recently, he led as the Director of Photography for the Second Unit of the critically acclaimed TV series THE MESSIAH (2023) and he has been currently working on the second unit of the highly anticipated series THE NAMELESS (2025), both for the international European platform Movistar+.

In 2023, Albert shot a Second Unit in Las Vegas, USA, for the upcoming film WHO WANTS TO MARRY AN ASTRONAUT? (2024). His cinematography has also resulted in several award-winning short films, including THE OFFER (2021), VERMO (2020), and THE STRANDED (2024), which is currently enjoying an international festival run in the US and overseas.

In addition to his work in film, Albert has collaborated with renowned brands such as Mango, Eucerin, Revlon, Ownat, Armand Basi, Rosa Clara, and Andrés Sardá.

BOTTOM LINE

THE ABSENCE OF VIOLET will be entering a marketplace that's eager for fresh, original stories and captivating narratives. With its timely subject matter, universal themes, and all-star team, we believe this film has the potential to stand out and resonate deeply with audiences.

We've also positioned this project for financial success by keeping the budget efficient, securing talented cast, and aligning with engaged communities that will help propel the film forward. With these strategic steps, we're confident that this film will not only achieve critical acclaim but also thrive financially.

Thank you again for your incredible support and trust. We're thrilled to embark on this journey together and to create a unique cinematic experience that speaks to audiences and film lovers everywhere. We hope you'll invest in THE ABSENCE OF VIOLET and join our growing community bring it to the big screen.

We hope you can join us in our journey to the big screens and movie premieres

We hope you can join us in our journey to the big screens and movie premieres. Invest in THE ABSENCE OF VIOLET above and join our growing community.

Thank you for considering our campaign!

***